EXHIBIT 99.63
                                                                  -------------


                             MATERIAL CHANGE REPORT

1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3H7

2.       DATE OF MATERIAL CHANGE:

         January 19, 2005

3.       NEWS RELEASE:

         A press release announcing the material change was issued on January 19, 2005 for Canadian wide distribution through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGE:

         On January 19, 2005, Advantage Energy Income Fund ("Advantage") entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 5,250,000 trust units (the "Units") at a price of $21.65 per Unit, for total gross proceeds of $113,662,500.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         On January 19, 2005, Advantage entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 5,250,000 Units at a price of $21.65 per Unit, for total gross proceeds of $113,662,500.

         Closing of the offering is expected to occur on or about February 9, 2005. The first distribution for which purchasers of Units issued pursuant to the offering will be eligible will be for the month of February, payable on March 15, 2005.

         The net proceeds of the offering will be used to pay down debt incurred in connection with, among other things, the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general purposes.

         The Units being offered will be eligible for RRSPs, RRIFs, RESPs, and DESPs, as domestic content. The securities are only being offered in Canada. The securities are not being offered for sale in the United States or internationally.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         No information has been omitted.

8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 781-8137
         Facsimile:  (403) 262-0723

Dated this 28th day of January, 2005 at the city of Calgary, in the province of Alberta.



                             ADVANTAGE ENERGY INCOME FUND,
                             by Advantage Oil & Gas Ltd.


                         Per:  "PETER HANRAHAN"
                             ---------------------------------------------------
                             Peter Hanrahan
                             Vice President, Finance and Chief Financial Officer Advantage Oil & Gas Ltd.


cc:      Toronto Stock Exchange